May 30, 2012

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-34004

Dear Mr. Spirgel,

In connection with the staff’s letter dated May 22, 2012 relating to the above-captioned Form 10-K, this will confirm my conversation with Ms. Inessa Kessman, Senior Staff Accountant at the Security and Exchange Commission, that we have agreed Scripps Networks Interactive, Inc. will respond to staff comments set forth in such letter by June 12, 2012.

Sincerely,

/s/ Jeffry S. Mathews

Jeffry S. Mathews
Director, Financial Reporting